1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. It is owned by FAP GEN PAR, LLC, a Delaware Limited Liability Company and First Avenue Partners LLP, a Limited Liability Partnership formed under the laws of England and Wales. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership is exempt from the SEC's Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain Customers' accounts.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued commission and incentive awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue earned from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years. Retainer fees are often earned on capital placement mandates and are recognized in line with the relevant contract, typically as earned, however, most retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Preparation (continued)

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), with an effective date for annual reporting periods beginning after December 15, 2017. The Partnership has not yet assessed the impact on its financial statements.

Going Concern

The Partners of First Avenue Partners LLP have a reasonable expectation that the Group and the Partnership have adequate resources to continue in operational existence and meet liabilities as they fall due for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At November 30, 2016, cash and cash equivalents represented cash held on deposit with instant access.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740.

Should they arise, the Partnership records penalties and interest on UBT within tax expenses in the Statement of Income.

At November 30, 2016, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2013.

2) Summary of Significant Accounting Policies (continued)

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Income.

(e) Commission and Incentives

The Partnership operates an Incentive Commission Policy for the benefit of employees (who are non-administrative and above a certain corporate title) which may change from time to time. Under this policy the Partnership creates and accrues an amount which is a proportion of the revenues of the Partnership. Employees may be eligible to an allocation of this amount based on their contribution to the business. In accordance with the Commission Policy an element of the cash payment may be deferred over a period of up to 3 years. In the year to November, 30 2016 a Commission expense of $3,887,954, relating to discretionary and guaranteed awards, was charged to the Statement of Income. This was offset by $504,011 relating the release of accruals held in respect of individuals who had ceased as employees during the year to November 30, 2016 and were no longer entitled to their award. This resulted in a net charge of $3,383,943 to the Statement of Income for the year to November 30, 2016. As at November 30, 2016, $3,587,000 of Commission expense is included within Accrued Expenses in the Statement of Financial Condition.

(f) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

3) Accounts Receivable

Trade Receivables: The Partnership did not consider it necessary to make any provision for bad and doubtful debts during the year.

4) Accrued Income

Accrued income is substantially made up of amounts due from three clients. In accordance with the relevant client agreements, accrued income is paid in a varying number of instalments ranging from one to thirteen and can be spread out for a period of up to 3 years. The latest instalment of accrued income is due in November 2019.

Where material interest income may be recognized on unpaid revenue balances at a rate of 5%. Interest income is included within Revenue on the income statement.

In determining an allowance for credit losses, management have considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with Funds or operating vehicles rather than investment managers due to the more resilient credit history of the former. The Partnership has no history of credit losses to date. The Partnership perform extensive due diligence on clients, including review of past and present performance of the client's investment funds or operating vehicles where possible.

5) Due to affiliate

At November 30, 2016 the Partnership owed $199,960 to First Avenue Partners LLP, details of which are shown in note 8 to these financial statements.

6) Accrued Expenses

Accrued expenses is substantially made up of (i) amounts due under the Incentive Commission Policy, see Note 2 (e) and (ii) amounts due to third parties under fee sharing agreements.

7) Net Capital and Reserve Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to.1). Net capital and aggregate indebtedness change from day to day, but as of November 30, 2016 the Partnership had a net capital of $1,261,680, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $909,750 over the minimum net capital requirement of $351,930, see Schedule I. The Partnership did not breach the minimum requirements during the year.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended November 30, 2016

8) Related Party Transactions

In 2013, the First Avenue Partners LLP adopted a revised transfer pricing policy which detailed the basis by which global income is to be allocated amongst First Avenue Partners LLP and other members of the group (including the Partnership). Amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

The following is a summary of the transactions during the year.

Movement in amounts due to/from affiliate for the year ended 30 November 2016	US$'000
Due (to)/from affiliate as at 30 November 2015	423
Allocation of accounts receivable to from the Partnership to First Avenue Partners LLP	7,541
Allocation of accounts receivable from First Avenue Partners LLP to the Partnership	(4,868)
Service charge from First Avenue Partners LLP	(362)
Payments made to First Avenue Partners LLP during the year in settlement of amounts due	700
Payments made to the Partnership during the year in settlement of amounts due	(3,312)
Intercompany recharge	(322)
Due (to)/from affiliate as at 30 November 2016	**(200)**

Related party transactions relating to revenue in the Statement of Income	US$'000
Global revenue originated by the Partnership	2,071
Share of global revenue allocated from the Partnership to First Avenue Partners LLP	(1,263)
Subtotal	808
Share of revenue allocated from First Avenue Partners LLP to the Partnership	6,789
The Partnership's net share of global revenue	7,597

9) Partners' Equity

On October 2, 2007, FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash as an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner, made a capital contribution of $1,105,236, of which $990,000 was paid in cash and the remaining $115,236 represented payments made on behalf of the Partnership for organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions and distributions as below.

Year	Contributions US$'000		Distributions US$'000		Earnings US$'000		Total	
	GP	LP	GP	LP	GP	LP	GP	LP
Initial Contribution	1,105	10	-	-	-	-	1,105	10
2008 - 2015	5,485	-	(3,522)	-	3,618	37	5,581	37
2016	-	-	(749)	-	1,715	17	966	17
Total	**6,590**	**10**	**(4,271)**	**-**	**5,333**	**54**	**7,652**	**64**

10) Property and Equipment, net

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	US$'000	US$'000	US$'000	US$'000
Cost				
At December 1, 2015	142	65	21	228
Additions	3	-	8	11
Disposals	(3)	-	(21)	(24)
Total Cost	142	65	8	215
Accumulated depreciation and amortization				
At December 1, 2015	98	31	21	150
Charge for the year	17	12	1	30
Disposals	-	-	(21)	(21)
Total Accumulated depreciation and amortization	115	43	1	159
Net Book Value at November 30, 2016	27	22	7	56

11) Commitments and Contingencies

The Partnership may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Partnership.

12) Leases

Included within occupancy and equipment on the Statement of Income is a lease expense of $677,037 relating to the lease of office space at the Grace Building, New York for a term expiring on May 31, 2020 and $146,296 relating to the lease of office space at California Street, San Francisco for a term expiring on August 31, 2019. Lease expenses are recognized on a straight-line basis over the remaining non-cancellable term. The security deposit balance on the balance sheet is substantially made up of the security deposits in relation to these leases.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of November 30, 2016.

Year	US$'000
2017	839
2018	843
2019	810
2020	351
Total Minimum payments required	**2,843**

13) Subsequent Events

In December 2016, the Partnership made the decision to close its San Francisco office and to relocate to Dallas, Texas. Management do not expect the Partnership to incur significant closure costs. In January 2017 the Partnership entered into a lease agreement for office space in Dallas for a term expiring on March 31, 2022. The future minimum rental payments required under this lease are $366,309.

The Partnership has evaluated subsequent events through to January 25, 2017 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.